15047512

*AP 3/7

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH, DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrollton Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Landmark Sq Suite 470
(No. and Street)

STamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Chaskin 914-263-4742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, PC
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike (Address) Springfield (City) PA (State) 19064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, David Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrollton Capital Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and FinOp

Title

Notary Public

Subscribed and sworn to before me this 27 day of February, 2015

ROBERT L. RIGIDANO
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES AUGUST 31 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carrollton Capital Partners, LLC

Statement of Financial Condition
As of December 31, 2014
And
Independent Certified Public Accountants' Report

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C.
201 SECTION

Carrollton Capital Partners, LLC

Statement of Financial Condition
As of December 31, 2014
And
Independent Certified Public Accountants' Report

CARROLLTON CAPITAL PARTNERS LLC

December 31, 2014

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Carrollton Capital Partners, LLC

We have audited the accompanying statement of financial condition of Carrollton Capital Partners, LLC as of December 31, 2014. The statement is the responsibility of Carrollton Capital Partners, LLC's management. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above present fairly, in all material respects, the financial position of Carrollton Capital Partners, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Springfield, Pennsylvania
February 25, 2015

Carrollton Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2014

ASSETS

Current Assets:	
Cash	$ 24,027
Commissions and other receivables, net	133,760
Investment securities owned, at fair value	2,957
Other	38,269
Total current assets	199,013
Total assets	$ 199,013

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accrued expenses	$ 117.055
Other	2,006
Total current liabilities	119,061
Total liabilities	119,061
Members' equity	79,952
Total liabilities and members' equity	$ 199,013

See Independent Auditors' Report and Notes to the Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Carrollton Capital Partners, LLC is a wholly owned subsidiary of OB Holdings LLC. The Company was formed in the State of Connecticut on July 13, 2010.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and performs investment banking services.

The Company uses the accrual method of accounting for financial reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Carrollton Capital Partners, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

For income tax reporting purposes, the Company is a disregarded entity. Consequently the activity from the Company is reported by its parent, the sole member. Accordingly no income tax expense has been recorded in the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $32,466, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.667 to 1.

NOTE 4. NOTES PAYABLE

The Company has no notes payable.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2014, the Company had no uninsured balances.

NOTE 6. FAIR VALUE

The Company's warrant assets are recorded at fair value. Fair value is defined as the price that would be paid to transfer the asset between market participants in an orderly transaction on the measurement date. The market in which the reporting entity would transfer the liability with the greatest volume and level of activity for the liability is known as the principal market. When no principal market exists, the most advantageous market is used. This is the market in which the reporting entity would transfer the asset with the price that maximizes the amount that would be received. Fair value is based on assumptions market participants would make in pricing the asset. Generally, fair value is based on observable quoted market prices or derived from observable market data when such market prices or data are available. When such prices or inputs are not available, the reporting entity should use valuation models.

The Company's asset is recorded at fair value and is categorized based on the priority of the inputs used to measure fair value. The inputs used in measuring fair value are categorized into three levels, as follows:

- Level 1 - Inputs that are based upon quoted prices for identical instruments traded in active markets.

- Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar investments in markets that are not active, or models based on valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the investment.

- Level 3 - Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset. The fair value is therefore determined using model-based techniques that include option pricing models and similar techniques.

The following describes the valuation methodology the Company uses to measure its financial asset at fair value.

Common stock: Valued based on the services provided.
Warrant asset: Valued using either the stated value or an option pricing model that utilizes various underlying assumptions regarding price of the underlying stock, exercise price and term of the warrant, volatility of the underlying stock, dividend yield and risk-free interest rates.

The Company's financial instruments approximate fair value.

Fair Value on a Recurring Basis

The Company's warrant liability measured at fair value on a recurring basis is summarized below:

	As of December 31, 2014			
	Assets Measured At Fair	Fair Value Hierarchy Level		
Description	Value	Level 1	Level 2	Level 3
Common Stock	$ 500			$ 500
Warrant liabilities	2,457			2,457
Total	$ 2,957	$ -	$ -	$ 2,957

Level 3 Valuation Process

The fair value of stock warrants is calculated using an option pricing model in 2014. The fair value of the warrant is affected by changes in inputs to the model including price of the underlying stock, volatility of the underlying stock, dividend yield and risk-free interest rates. Expected volatility is based primarily on historical volatility of comparable public companies. Historical volatility was computed using daily pricing observations for recent periods that correspond to the remaining term of each warrant. This method produces an estimate that is representative of the Company's expectations of future volatility over the remaining term of each warrant. The risk-free interest rate is the interest rate for constant maturity instruments published by the Federal Reserve Board that is closest to the remaining term of the warrants.

The Company re-values the warrants at the end of each reporting period. The periodic change in value of the warrant is recorded as a non-cash gain or loss until the warrants are exercised or expire. The assumptions used in the option pricing model to compute the estimated fair value of certain warrants were as follows as of December 31, 2014:

Expected volatility	80%
Expected dividends	0.0%
Expected term (in years)	5.0
Risk-free interest rate	1.65%

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2015, the date that the financial statements were available to be issued.